UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Form 6k with amendment to the Annual Securities Report filed with Director of Kanto Regional Finance Bureau on September 18, 2026

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

We refer to the disclosure filed by ICICI Bank Limited (the Bank) on September 18, 2026 on filing of the Annual Securities Report (ASR) with Director of Kanto Regional Finance Bureau in Japan for the fiscal year from April 1, 2025 through March 31, 2026 in accordance with Financial Instruments and Exchange Law of Japan.

Please note that, today, at 2:09 p.m. the Bank has filed an amendment to the aforesaid ASR submitted on September 18, 2026. The amendment is available at https://disclosure2.edinet-fsa.go.jp/WZEK0040.aspx?S100Z4FC and the English translation is attached as Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

[Translation]

AMENDMENT TO ANNUAL SECURITIES REPORT

ICICI Bank Limited

(E05975)

(This translation of the Amendment to Annual Securities Report has been prepared solely for reference purposes and shall not have any binding force.)

(English Translation)

[Cover Page]

[Document Name]	Amendment to Annual Securities Report
[Complied Article]	Article 24-2, Paragraph 1 of the Financial Instruments and Exchange Law
[Filed with]	Director of the Kanto Regional Finance Bureau
[Date of Filing]	September 29, 2026
[Fiscal Year]	From April 1, 2025 to March 31, 2026
[Corporate Name]	ICICI Bank Limited
[Name and Title of Representative]	Nilanjan Sinha General Counsel
[Location of Registered Office]	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India
[Personal Name or Corporate Name of Attorney-in-Fact]	Hironori Shibata, Attorney-at-Law
[Address or Location of Attorney-in-Fact]	Anderson Mori & Tomotsune Otemachi Park Building 1-1, Otemachi 1-chome Chiyoda-ku, Tokyo
[Telephone Number]	03-6775-1039
[Name of Person to Contact with]	Satomi Umezu, Attorney-at-Law Itaru Hasegawa, Attorney-at-Law Shogo Toyooka, Attorney-at-Law Yukako Fukumoto, Attorney-at-Law
[Place to Contact with]	Anderson Mori & Tomotsune Otemachi Park Building 1-1, Otemachi 1-chome Chiyoda-ku, Tokyo
[Telephone Number]	03-6775-1247
[Place(s) for Public Inspection]	Not applicable

1	[Reason for Filing]

In order to amend items requiring amendment in the Annual Securities Report which was filed on September 18, 2026, an Amendment to Annual Securities Report is hereby filed.

2	[Contents of Amendment]

The amendments are shown in underline.

PART I. CORPORATE INFORMATION

VI.       FINANCIAL CONDITION

<before amendment>

<omit>

The financial statements of the Bank included in the Securities Registration Statements filed in November 2005 were prepared in accordance with U.S. GAAP, but the Bank was allowed to file the financial statements prepared in accordance with Indian GAAP in Form 20-F from the year ended March 31, 2006. As a result, the consolidated financial statements prepared under Indian GAAP with net income and stockholders’ equity reconciled to U.S. GAAP are included in the Annual Securities Report pursuant to the provision under item 1 of Article 328 of the Regulations Regarding Terminology, Format and Method of Preparation of Financial Statements, etc. (Ministry of Finance Ordinance No. 59 of 1963).

<omit>

<after amendment>

<omit>

The financial statements of the Bank included in the Securities Registration Statements filed in November 2005 were prepared in accordance with U.S. GAAP, but the Bank was allowed to file the financial statements prepared in accordance with Indian GAAP in Form 20-F from the year ended March 31, 2006. As a result, the consolidated financial statements prepared under Indian GAAP with net income and stockholders’ equity reconciled to U.S. GAAP are included in the Annual Securities Report pursuant to the provision under item 2 of Article 328 of the Regulations Regarding Terminology, Format and Method of Preparation of Financial Statements, etc. (Ministry of Finance Ordinance No. 59 of 1963).

<omit>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: September 29, 2026	By:	/s/ VIVEK RANJAN

			Name :	Vivek Ranjan
			Title :	Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India